Exhibit 99.4

May 2, 2022

TO:	HEXO Corp. 3000 Solandt Road Ottawa, Ontario K2K 2X2

Re:	HEXO Corp.

Dear Ladies and Gentlemen:

We hereby consent to the references to our name under the headings “Legal Matters”, and to the references to our statements under the headings “Certain Canadian Federal income Tax Considerations” and “Eligibility for Investment”, in the prospectus supplement dated May 2, 2022 forming a part of the Registration Statement on Form F-10 of HEXO Corp. filed on May 10, 2021, as amended by Post-Effective Amendment No. 1 to Form F-10 Registration Statement filed on May 28, 2021 (Registration No. 333-255264).

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

(Signed) “Stikeman Elliott LLP”